FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of March 2008.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number
1.	Nomura Announces Results of Share Buyback Program from Market
2.	Nomura Financial Partners and Next Capital Partners Consortium Selected as Buyer of Ashikaga Bank

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 14, 2008

	By:	/s/ Toshio Hirota
Toshio Hirota
Executive Managing Director

Nomura Announces Results of Share Buyback Program from Market

Tokyo, March 14, 2008— Nomura Holdings, Inc. today announced the results of its share buyback program from the market. The program, originally announced on January 31, 2008, has been authorized for the period between February 8 and March 14, 2008, and is in accordance with Article 459-1 of the Companies Act of Japan.

Share buyback activity from March 1, 2008, to March 14, 2008:

1. Type of shares	NHI Common shares
2. Number of shares repurchased	1,355,900 shares
3. Aggregate purchase amount	JPY 1,976,794,800
4. Purchase period	March 1, 2008 through March 14, 2008
5. Method of repurchased	Purchase via Tokyo Stock Exchange

Share buyback program resolution at Board of Directors meeting on January 31, 2008:

1. Type of shares	NHI Common shares
2. Total shares authorized for repurchase	Up to 25 million shares
3. Total value of shares authorized for repurchase	Up to 40 billion yen
4. Period	February 8, 2008 to March 14, 2008

Cumulative share buyback activity since the Board of Directors meeting on January 31:

Number of shares repurchased	1,718,500 shares
Aggregate purchase amount	JPY 2,520,021,400

Ends

For further information please contact:

Name	Company	Telephone
Kimiharu Suzuki	Nomura Holdings, Inc.	81-3-3278-0591
Michiyori Fujiwara	Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 18,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: domestic retail, global markets, global investment banking, global merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.

Nomura Financial Partners and Next Capital Partners Consortium

Selected as Buyer of Ashikaga Bank

Tokyo, March 14, 2008—Nomura Holdings, Inc. today announced that a consortium led by Nomura Financial Partners Co., Ltd., a wholly-owned subsidiary of Nomura Holdings, and Next Capital Partners Co., Ltd. has been selected by Japan’s Financial Services Agency as the buyer of The Ashikaga Bank Ltd., a special public management bank under the Japanese government.

The consortium will establish a holding company to carry out the acquisition, apply for the necessary authorization, and raise funds by issuing common and preferred shares as well as subordinated debt. On July 1, 2008, the holding company is scheduled to acquire all outstanding shares of Ashikaga Bank held by the Deposit Insurance Corporation for 120 billion yen and increase Ashikaga Bank’s capital.

The consortium also includes JAFCO Co., Ltd., Japan’s largest venture capital firm. The consortium also intends to invite a broad range of financial institutions and other investors who approve of the proposed business plan and investment scheme to join them.

Established in 1895, Ashikaga Bank has over 100 years experience providing banking services to local customers and is one of Japan’s major regional banks. Based in Tochigi prefecture north of Tokyo, the Bank was capitalized at over 147 billion yen and employed over 2,000 people as at September 2007.

Nomura Financial Partners was established in May 2006 as part of Nomura Holdings’ Global Merchant Banking division to seek out investment opportunities in the financial services industry. The company is capitalized at 503 million yen.

Next Capital Partners is a private equity fund management company established in July 2005 and capitalized at 50 million yen.

Ends

For further information please contact:

Name	Company	Telephone
Kimiharu Suzuki	Nomura Holdings, Inc.	81-3-3278-0591

Michiyori Fujiwara	Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 18,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: domestic retail, global markets, global investment banking, global merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.